UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PART I.  FINANCIAL INFORMATION

ITEM 1.  Condensed Consolidated Financial Statements (Unaudited)

INTERNATIONAL GAME TECHNOLOGY PLC

International Game Technology PLC
Condensed Consolidated Balance Sheets
(Unaudited, $ thousands, except par value and number of shares)

	Notes	March 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents		1,457,524	662,934
Restricted cash and cash equivalents		160,677	231,317
Trade and other receivables, net	4	630,695	1,006,127
Inventories	5	181,959	161,790
Other current assets		614,690	571,869
Total current assets		3,045,545	2,634,037
Systems, equipment and other assets related to contracts, net		1,252,439	1,307,940
Property, plant and equipment, net		144,991	146,055
Operating lease right-of-use assets	6	345,759	341,538
Goodwill	7	5,131,178	5,451,494
Intangible assets, net		1,773,134	1,836,002
Other non-current assets		1,827,339	1,927,524
Total non-current assets		10,474,840	11,010,553
Total assets		13,520,385	13,644,590

Liabilities and shareholders' equity
Current liabilities:
Accounts payable		897,328	1,120,922
Current portion of long-term debt	8	377,917	462,155
Short-term borrowings	8	113,088	3,193
Other current liabilities		842,833	882,081
Total current liabilities		2,231,166	2,468,351
Long-term debt, less current portion	8	8,136,080	7,600,169
Deferred income taxes		339,314	366,822
Operating lease liabilities	6	317,754	310,721
Other non-current liabilities		387,699	413,549
Total non-current liabilities		9,180,847	8,691,261
Total liabilities		11,412,013	11,159,612
Commitments and contingencies	10
Shareholders’ equity
Common stock, par value $0.10 per share; 204,435,333 shares issued and outstanding at March 31, 2020 and December 31, 2019, respectively		20,443	20,443
Additional paid-in capital		2,341,677	2,395,532
Retained deficit		(1,270,880)	(1,020,238)
Accumulated other comprehensive income	11	207,996	262,525
Total IGT PLC’s shareholders’ equity		1,299,236	1,658,262
Non-controlling interests		809,136	826,716
Total shareholders’ equity		2,108,372	2,484,978
Total liabilities and shareholders’ equity		13,520,385	13,644,590

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Operations
(Unaudited, $ and shares in thousands, except per share amounts)

		For the three months ended March 31,
	Notes	2020	2019
Service revenue	12	783,301	991,031
Product sales	12	156,894	153,885
Total revenue	12	940,195	1,144,916

Cost of services		521,827	595,327
Cost of product sales		91,099	100,185
Selling, general and administrative		163,593	201,837
Research and development		60,737	66,118
Goodwill impairment	7	296,000	—
Other operating expense, net		4,218	3,297
Total operating expenses		1,137,474	966,764

Operating (loss) income	12	(197,279)	178,152

Interest expense, net	8	(100,662)	(103,069)
Foreign exchange gain, net		70,360	58,602
Other expense, net		(3,386)	(498)
Total non-operating expenses		(33,688)	(44,965)

(Loss) income before provision for income taxes	9	(230,967)	133,187

Provision for income taxes	9	3,132	52,692

Net (loss) income		(234,099)	80,495

Less: Net income attributable to non-controlling interests		14,189	40,241
Net (loss) income attributable to IGT PLC	13	(248,288)	40,254

Net (loss) income attributable to IGT PLC per common share - basic	13	(1.21)	0.20
Net (loss) income attributable to IGT PLC per common share - diluted	13	(1.21)	0.20

Weighted-average shares - basic	13	204,435	204,300
Weighted-average shares - diluted	13	204,435	204,742

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Comprehensive (Loss) Income
(Unaudited, $ thousands)

		For the three months ended March 31,
	Notes	2020	2019
Net (loss) income		(234,099)	80,495
Foreign currency translation adjustments, net of tax	11	(75,167)	(24,685)
Unrealized gain on hedges, net of tax	11	2,451	507
Unrealized (loss) gain on other, net of tax	11	(59)	1,138
Other comprehensive loss, net of tax	11	(72,775)	(23,040)
Comprehensive (loss) income		(306,874)	57,455
Less: Comprehensive (loss) income attributable to non-controlling interests		(4,057)	24,028
Comprehensive (loss) income attributable to IGT PLC		(302,817)	33,427

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Cash Flows
(Unaudited, $ thousands)

		For the three months ended March 31,
	Notes	2020	2019
Cash flows from operating activities
Net (loss) income		(234,099)	80,495
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Goodwill impairment	7	296,000	—
Depreciation		98,020	105,331
Amortization		70,126	68,084
Amortization of upfront license fees		50,496	52,289
Debt issuance cost amortization		5,210	5,783
Stock-based compensation		(12,968)	9,590
Deferred income taxes		(23,214)	267
Foreign exchange gain, net		(70,360)	(58,602)
Other non-cash items, net		(1,159)	8,192
Changes in operating assets and liabilities, excluding the effects of acquisitions:
Trade and other receivables		344,189	24,145
Inventories		(15,478)	(20,448)
Accounts payable		(189,544)	(27,817)
Other assets and liabilities		(159,951)	(100,695)
Net cash provided by operating activities		157,268	146,614

Cash flows from investing activities
Capital expenditures		(99,698)	(119,185)
Proceeds from sale of assets		5,970	1,888
Other		10,689	2,208
Net cash used in investing activities		(83,039)	(115,089)

Cash flows from financing activities
Proceeds from long-term debt		987,711	35,666
Net proceeds from short-term borrowings		109,936	33,201
Net receipts from (payments of) financial liabilities		50,585	(44,662)
Dividends paid		(40,887)	—
Principal payments on long-term debt		(431,965)	—
Capital increase - non-controlling interests		2,030	333
Dividends paid - non-controlling interests		(15,558)	(13,439)
Other		(2,328)	(2,000)
Net cash provided by financing activities		659,524	9,099

Net increase in cash and cash equivalents and restricted cash and cash equivalents		733,753	40,624
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents		(9,803)	(16,807)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period		894,251	511,777
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period		1,618,201	535,594

Supplemental Cash Flow Information
Interest paid		(181,987)	(183,777)
Income taxes paid		(11,035)	(18,835)

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited, $ thousands)

	Common Stock	Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2019	20,443	2,395,532	(1,020,238)	262,525	1,658,262	826,716	2,484,978

Net (loss) income	—	—	(248,288)	—	(248,288)	14,189	(234,099)
Other comprehensive loss, net of tax	—	—	—	(54,529)	(54,529)	(18,246)	(72,775)
Total comprehensive loss	—	—	(248,288)	(54,529)	(302,817)	(4,057)	(306,874)

Capital increase	—	—	—	—	—	2,030	2,030
Adoption of new accounting standards	—	—	(2,355)	—	(2,355)	—	(2,355)
Stock-based compensation	—	(12,968)	—	—	(12,968)	—	(12,968)
Dividends declared/paid	—	(40,887)	—	—	(40,887)	(15,558)	(56,445)
Other	—	—	1	—	1	5	6
Balance at March 31, 2020	20,443	2,341,677	(1,270,880)	207,996	1,299,236	809,136	2,108,372

	Common Stock	Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2018	20,421	2,534,134	(1,008,193)	261,537	1,807,899	944,030	2,751,929

Net income	—	—	40,254	—	40,254	40,241	80,495
Other comprehensive loss, net of tax	—	—	—	(6,827)	(6,827)	(16,213)	(23,040)
Total comprehensive income (loss)	—	—	40,254	(6,827)	33,427	24,028	57,455

Capital increase	—	—	—	—	—	333	333
Stock-based compensation	—	9,590	—	—	9,590	—	9,590
Return of capital	—	—	—	—	—	(28,888)	(28,888)
Dividends declared/paid	—	(40,842)	—	—	(40,842)	(128,868)	(169,710)
Other	—	—	86	—	86	4,167	4,253
Balance at March 31, 2019	20,421	2,502,882	(967,853)	254,710	1,810,160	814,802	2,624,962

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

1. Description of the Business

International Game Technology PLC (the "Parent"), together with its consolidated subsidiaries (collectively referred to as "IGT PLC," the "Company," "we," "our," or "us"), is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. We operate and provide an integrated portfolio of innovative gaming technology products and services, including: lottery management services, online and instant lottery systems, gaming systems, instant ticket printing, electronic gaming machines, sports betting, digital gaming, and commercial services. We have a local presence and relationships with governments and regulators in more than 100 countries around the world.

2. Summary of Significant Accounting Policies

Basis of Preparation

The accompanying condensed consolidated financial statements and notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. Accordingly, these interim financial statements do not include all of the information and note disclosures required by GAAP for complete financial statements, but reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the interim period results. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in our 2019 Form 20-F.

The condensed consolidated financial statements are stated in thousands of U.S. dollars (except share and per share data) unless otherwise indicated. We have reclassified certain prior period amounts to align with the current period presentation. All references to "U.S. dollars," "U.S. dollar," "USD," and "$" refer to the currency of the United States of America. All references to "euro," "EUR," and "€" refer to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended.

Use of Estimates

The preparation of our condensed consolidated financial statements requires us to make estimates, judgments, and assumptions that may affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis we evaluate our estimates, judgments, and methodologies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses. The full extent to which the outbreak of a new strain of coronavirus, COVID-19 ("COVID-19"), will directly or indirectly impact our business, results of operations, and financial condition, including sales, expenses, reserves and allowances, manufacturing, research and development costs, and employee-related amounts, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain it or treat COVID-19, as well as the economic impact on local, regional, national, and international customers and markets. We have made estimates of the impact of COVID-19 within our financial statements and there may be changes to those estimates in future periods. Actual results may differ from these estimates.

Given the anticipated impact of COVID-19 and an economic slowdown, we have revised our forecast, evaluated our liquidity position, and evaluated our ability to comply with the amended financial covenants in our debt agreements as of the date of issuance of these condensed consolidated financial statements. Based on the revised forecast, management believes that our financial position, forecasted net cash provided by operations, available cash and cash equivalents at March 31, 2020, and borrowing capacity under our amended Revolving Credit Facilities due July 2024 as described in Note 8, Debt, will be sufficient to fund our current obligations, capital spending, debt service requirements, and working capital requirements over at least the next twelve months.

Significant Accounting Policies

There have been no material changes to our significant accounting policies described in Note 2 of our 2019 Form 20-F other than the allowance for credit losses policy, as described below, due to the adoption of Accounting Standards Update ("ASU") No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13") and amendments.

Allowance for Credit Losses

We maintain an allowance for credit losses on receivables resulting from the expected failure or inability of our customers to make required payments. The allowance is regularly reviewed by considering factors such as the creditworthiness of our customers, historical experience, aging of receivables, and current market and economic conditions, as well as management’s expectations of future conditions when appropriate. The allowance is deducted from the amortized cost basis of the receivable to present the net amount expected to be collected.

We estimate expected credit losses on receivables on a collective (pool) basis when similar risk characteristics exist. Trade and other receivables and customer financing receivables represent the initial pools which are segregated further by operating segment, internal risk rating, and aging. The risk of loss is assessed over the contractual life of the receivables and we adjust historical loss rates for current and future conditions based on qualitative considerations. The expected loss rate for each receivable pool is applied to the aggregate receivable balance to determine the allowance requirement. Receivables are written off against the allowance in the period they are determined to be uncollectible.

We determine delinquency based on the contractual payment terms. An account may be considered delinquent if there are unpaid balances remaining on the account the day after the contractual due date.

For amounts due from U.S. and Canadian government customers, we have not established an allowance as we have no expectation of loss based on a long history of no credit losses and the explicit guarantee of a sovereign entity.

New Accounting Standards - Recently Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). In 2018, 2019, and 2020, the FASB amended ASU 2016-13. ASU 2016-13 and subsequent amendments (collectively “ASC 326”) replace the incurred loss impairment methodology in prior GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For trade and other receivables, loans, and other financial instruments, we are required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable.

We adopted ASC 326 as of January 1, 2020 using the modified retrospective approach, which resulted in a cumulative effect adjustment to retained deficit upon adoption with no restatement of prior periods. The adoption did not have a material impact on our condensed consolidated financial statements.

In April 2019, the Financial Accounting Standards Board ("FASB") issued ASU No. 2019-04, Codification improvements to Topic 326, Financial instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments (“ASU 2019-04”). This update clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments (addressed by ASUs 2016-13, 2017-12, and 2016-01 respectively). We adopted ASU 2019-04 in the first quarter of 2020 and applied it prospectively. The adoption did not have a material impact on our condensed consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Changes to the Disclosure Requirements for Fair Value Measurement ("ASU 2018-13"), which provides guidance around disclosure requirements for fair value measurement of investments. We adopted ASU 2018-03 in the first quarter of 2020 and applied its provisions prospectively and retrospectively in accordance with the guidance. The adoption did not have a material impact on our condensed consolidated financial statements.

New Accounting Standards - Not Yet Adopted

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This update provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update are effective as of March 12, 2020 through December 31, 2022. We are currently evaluating these optional elections and the timing and impact of adopting this guidance.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes ("ASU 2019-12"). This update provides, among other things, simplifications for accounting for income taxes by removing certain exceptions. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. We will adopt ASU 2019-12 upon the effective date and do not expect it to have a material impact upon adoption.

We do not currently expect that any other recently issued accounting guidance will have a significant effect on the condensed consolidated financial statements.

3. Revenue Recognition

Contract Balances

Information about receivables, contract assets, and contract liabilities is as follows:

($ thousands)	March 31, 2020	December 31, 2019	Balance Sheet Classification
Receivables, net	630,695	1,006,127	Trade and other receivables, net

Contract assets:
Current	54,605	47,499	Other current assets
Non-current	83,492	76,188	Other non-current assets
	138,097	123,687

Contract liabilities:
Current	(94,736)	(67,816)	Other current liabilities
Non-current	(54,767)	(65,855)	Other non-current liabilities
	(149,503)	(133,671)

The amount of revenue recognized during the three months ended March 31, 2020 that was included in the contract liabilities balance at December 31, 2019 was $25.7 million. The amount of revenue recognized during the three months ended March 31, 2019 that was included in the contract liabilities balance at December 31, 2018 was $22.5 million.

Transaction Price Allocated to Remaining Performance Obligations

At March 31, 2020, unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed were approximately $926.9 million, of which approximately 18% is expected to be satisfied within one year and the remainder is expected to be satisfied over the subsequent 12 years.

4. Receivables

Trade and Other Receivables

Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due in 90 days or less.

($ thousands)	March 31, 2020	December 31, 2019
Trade and other receivables, gross	671,936	1,057,489
Allowance for credit losses	(41,241)	(51,362)
Trade and other receivables, net	630,695	1,006,127

The following table presents the activity in the allowance for credit losses:

($ thousands)	March 31, 2020	December 31, 2019
Balance at beginning of period	(51,362)	(59,424)
(Provisions) recoveries, net	(1,294)	2,920
Amounts written off as uncollectible	7,268	4,119
Foreign currency translation	738	729
Other (1)	3,409	294
Balance at end of period	(41,241)	(51,362)
(1) Includes the adoption of ASC 326 at March 31, 2020

We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $536.7 million and $2,627.3 million during the quarter ended March 31, 2020 and year ended December 31, 2019, respectively, under these factoring arrangements, which reduced trade receivables. The cash received from these arrangements is reflected as cash provided by operating activities in the condensed consolidated statements of cash flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored trade receivables, which we then remit to the financial institutions. At March 31, 2020 and December 31, 2019, we had $93.7 million and $49.8 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in our condensed consolidated balance sheets. The net cash flows relating to these collections are reported as financing activities in the condensed consolidated statements of cash flows.

Customer Financing Receivables

Customers' payment terms for customer financing receivables are confirmed with a written financing contract or promissory note and a security agreement is typically signed by the parties granting the Company a security interest in the related products sold. Customer financing interest income is recognized based on market rates prevailing at issuance.
Customer financing receivables are recorded at amortized cost, net of any allowance for credit losses, and are classified in the condensed consolidated balance sheets as follows:

	March 31, 2020
($ thousands)	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	263,615	112,123	375,738
Allowance for credit losses	(21,829)	(10,498)	(32,327)
Customer financing receivables, net	241,786	101,625	343,411

	December 31, 2019
($ thousands)	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	255,221	125,542	380,763
Allowance for credit losses	(28,242)	(3,418)	(31,660)
Customer financing receivables, net	226,979	122,124	349,103

The following table presents the activity in the allowance for credit losses:

($ thousands)	March 31, 2020	December 31, 2019
Balance at beginning of period	(31,660)	(29,209)
Recoveries (provisions), net	3,332	(2,477)
Amounts written off as uncollectible	872	11
Foreign currency translation	1,542	15
Other (1)	(6,413)	—
Balance at end of period	(32,327)	(31,660)
(1) Includes the adoption of ASC 326 at March 31, 2020

We internally assess the credit quality of customer financing receivables using a number of factors, including, but not limited to, credit scores obtained from external providers, trade references, bank references, and historical experience. North America Gaming and Interactive ("NAGI") and International customers have different risk profiles and are pooled separately.

The balance and past due status of customer financing receivables at amortized cost based on the operating segment credit quality indicator at March 31, 2020 is as follows:

	March 31, 2020
($ thousands)	NAGI	International
Short-term portion not yet due	66,586	122,144
Long-term portion not yet due	10,611	101,512
Past due	2,905	71,980
Customer financing receivables at amortized cost (1)	80,102	295,636
(1) At March 31, 2020, 14% and 86% of our NAGI customer financing receivables originated in the years 2020 and 2019, respectively. For International, 10%, 55%, and 17% originated in the years 2020, 2019, and 2018, respectively, with the remaining 18% in prior years

5. Inventories

($ thousands)	March 31, 2020	December 31, 2019
Raw materials	86,208	86,877
Work in progress	19,387	11,663
Finished goods	103,621	96,895
Inventories, gross	209,216	195,435
Obsolescence reserve	(27,257)	(33,645)
Inventories, net	181,959	161,790

The following table presents the activity in the obsolescence reserve:

($ thousands)	March 31, 2020	December 31, 2019
Balance at beginning of period	(33,645)	(39,885)
Provisions, net	(3,318)	(28,970)
Amounts written off	5,679	23,375
Foreign currency translation	1,089	(130)
Other	2,938	11,965
Balance at end of period	(27,257)	(33,645)

6. Leases

We have various arrangements for commercial gaming and lottery equipment under which we are the lessor. These leases generally meet the criteria for operating lease classification. Lease income for operating leases is included within service revenue, while lease income for sales type leases is included within product sales, in the condensed consolidated statements of operations. Total lease income was approximately 9% and 7% of total revenue for the three months ended March 31, 2020 and 2019, respectively.

7. Goodwill

Changes in the carrying amount of goodwill consist of the following:

($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Total
Balance at December 31, 2019	1,439,867	1,221,589	1,307,969	1,482,069	5,451,494
Impairment	(103,000)	—	(193,000)	—	(296,000)
Foreign currency translation	—	—	(6,298)	(18,018)	(24,316)
Balance at March 31, 2020	1,336,867	1,221,589	1,108,671	1,464,051	5,131,178

Cost	2,153,867	1,225,682	1,629,801	1,465,694	6,475,044
Accumulated impairment	(817,000)	(4,093)	(521,130)	(1,643)	(1,343,866)
Balance at March 31, 2020	1,336,867	1,221,589	1,108,671	1,464,051	5,131,178

During the first quarter of 2020, we determined there was an interim goodwill impairment triggering event caused by COVID-19. As a result of the identified triggering event, we estimated the fair value of each of our reporting units using an income approach based on projected discounted cash flows. Based principally on lower forecasted revenue and operating profits caused by lower demand for our commercial gaming products, we recorded a $193.0 million and $103.0 million non-cash impairment loss with no income tax benefit within the International and North America Gaming and Interactive reporting units, respectively, to reduce the carrying amount of these reporting units to fair value. Management determined there was no goodwill impairment within our North America Lottery and Italy reporting units.

Our assessment of goodwill for impairment includes various inputs, including forecasted revenue, forecasted operating profits, terminal growth rates, and weighted-average costs of capital. The projected cash flows used in calculating the fair value of our reporting units, using the income approach, considered historical and estimated future results and general economic and market conditions, as well as the impact of planned business and operational strategies. As a result, the Company classified the International and North America Gaming and Interactive reporting units measured at fair value on a nonrecurring basis within Level 3 of the fair value hierarchy.

8. Debt

The principal balance of each debt obligation reconciles to the condensed consolidated balance sheets as follows:

	March 31, 2020
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total
6.250% Senior Secured U.S. Dollar Notes due February 2022	1,500,000	(7,311)	—	14,712	1,507,401
4.750% Senior Secured Euro Notes due February 2023	931,260	(5,881)	—	—	925,379
5.350% Senior Secured U.S. Dollar Notes due October 2023	60,567	—	293	—	60,860
3.500% Senior Secured Euro Notes due July 2024	547,800	(4,048)	—	—	543,752
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100,000	(9,631)	—	—	1,090,369
3.500% Senior Secured Euro Notes due June 2026	821,700	(7,010)	—	—	814,690
6.250% Senior Secured U.S. Dollar Notes due January 2027	750,000	(6,425)	—	—	743,575
2.375% Senior Secured Euro Notes due April 2028	547,800	(5,026)	—	—	542,774
Senior Secured Notes	6,259,127	(45,332)	293	14,712	6,228,800

Euro Term Loan Facility due January 2023	942,216	(7,369)	—	—	934,847
Revolving Credit Facility A due July 2024	515,000	(11,481)	—	—	503,519
Revolving Credit Facility B due July 2024	476,586	(7,672)	—	—	468,914
Long-term debt, less current portion	8,192,929	(71,854)	293	14,712	8,136,080

5.500% Senior Secured U.S. Dollar Notes due June 2020	27,311	—	34	(20)	27,325
Euro Term Loan Facility due January 2023	350,592	—	—	—	350,592
Current portion of long-term debt	377,903	—	34	(20)	377,917

Short-term borrowings	113,088	—	—	—	113,088

Total Debt	8,683,920	(71,854)	327	14,692	8,627,085

	December 31, 2019
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total
6.250% Senior Secured U.S. Dollar Notes due February 2022	1,500,000	(8,199)	—	(473)	1,491,328
4.750% Senior Secured Euro Notes due February 2023	954,890	(6,508)	—	—	948,382
5.350% Senior Secured U.S. Dollar Notes due October 2023	60,567	—	318	—	60,885
3.500% Senior Secured Euro Notes due July 2024	561,700	(4,369)	—	—	557,331
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100,000	(10,041)	—	—	1,089,959
3.500% Senior Secured Euro Notes due June 2026	842,550	(7,445)	—	—	835,105
6.250% Senior Secured U.S. Dollar Notes due January 2027	750,000	(6,613)	—	—	743,387
2.375% Senior Secured Euro Notes due April 2028	561,700	(5,297)	—	—	556,403
Senior Secured Notes	6,331,407	(48,472)	318	(473)	6,282,780

Euro Term Loan Facility due January 2023	1,325,612	(8,223)	—	—	1,317,389
Revolving Credit Facility A due July 2024 (1)	—	—	—	—	—
Revolving Credit Facility B due July 2024 (1)	—	—	—	—	—
Long-term debt, less current portion	7,657,019	(56,695)	318	(473)	7,600,169

4.750% Senior Secured Euro Notes due March 2020	435,767	(978)	—	—	434,789
5.500% Senior Secured U.S. Dollar Notes due June 2020	27,311	—	74	(19)	27,366
Current portion of long-term debt	463,078	(978)	74	(19)	462,155

Short-term borrowings	3,193	—	—	—	3,193

Total Debt	8,123,290	(57,673)	392	(492)	8,065,517
(1) $20.5 million of debt issuance costs, net presented in other non-current assets

The principal amount of long-term debt maturing over the next five years and thereafter as of March 31, 2020 is as follows ($ thousands):

Year	U.S. Dollar Denominated	Euro Denominated	Total
Remainder of 2020	27,311	—	27,311
2021	—	350,592	350,592
2022	1,500,000	350,592	1,850,592
2023	60,567	1,522,884	1,583,451
2024	515,000	1,024,386	1,539,386
2025	1,100,000	—	1,100,000
2026 and thereafter	750,000	1,369,500	2,119,500
Total principal amounts	3,952,878	4,617,954	8,570,832

At March 31, 2020 and December 31, 2019, we were in compliance with all covenants under our debt agreements.

Term Loan Facility and Revolving Credit Facilities

On May 7, 2020, the Company entered into an amendment to the Senior Facilities Agreement for the Revolving Credit Facilities due July 2024 (the "RCF Agreement"), and on May 8, 2020, the Company entered into an amendment to the Senior Facility Agreement for the Euro Term Loan Facility due January 2023 (the "TLF Agreement").

The amendments modified the RCF Agreement and the TLF Agreement by, among other things:

•Providing a waiver of the covenants requiring the Company to maintain a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA from the fiscal quarter ending June 30, 2020 through the fiscal quarter ending June 30, 2021 and establishing new thresholds for these financial covenants starting with the fiscal quarter ending September 30, 2021 as described in the amendments;
•Providing that for the period commencing on January 30, 2020 and expiring on August 31, 2021 (the “Relief Period Expiration Date”), a material adverse effect arising from the COVID-19 pandemic shall not constitute a material adverse effect under the agreements and any cessation or suspension of business arising from the COVID-19 pandemic shall not constitute an event of default under the agreements;
•Providing that the obligation to grant security over additional collateral be waived provided that the public debt ratings of the Company are not less than BB- or Ba3;
•Obligating the Company to maintain “Liquidity” (as defined in the amendments) of at least $500 million for the period commencing on the date of the amendments and expiring on the Relief Period Expiration Date (the “Relief Period”), with such financial covenant being tested quarterly or, if any monthly trading update or quarterly compliance certificate evidences that Liquidity is less than $750 million, monthly;
•Increasing the margin from 2.75% to 3.25% if the public debt ratings of the Company are B+ or B1 (or lower);
•Prohibiting restricted payments (including dividends and ordinary share repurchases) during the period commencing on April 1, 2020 and expiring on June 30, 2021, and permitting restricted payments during the period commencing on July 1, 2021 and expiring on the maturity date of the respective agreements provided that the ratio of total net debt to EBITDA as adjusted to reflect the restricted payment is less than specified thresholds; and
•Decreasing the maximum annual amount that the Company can spend on acquisitions during the Relief Period to $100 million.

In addition, the amendment to the RCF Agreement provided that the margin applicable to all loans under the RCF Agreement outstanding as of April 11, 2020 was increased to 2.475%, and the amendment to the TLF Agreement provided that the margin applicable to all loans under the TLF Agreement outstanding as of April 11, 2020 was increased to 2.50%.

Fair Value of Debt

Debt is categorized within Level 2 of the fair value hierarchy. Senior Secured Notes are valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in markets that are not active. All other debt is valued using current interest rates, excluding the effect of debt issuance costs.

($ thousands)	March 31, 2020	December 31, 2019
Carrying value (1)	8,499,305	8,062,816
Fair value (1)	7,555,280	8,589,939
(1) Excludes short-term borrowings and swap adjustments

Interest Expense, Net

	For the three months ended March 31,
($ thousands)	2020	2019
Senior Secured Notes	(88,124)	(86,101)
Term Loan Facilities	(7,376)	(9,487)
Revolving Credit Facilities	(5,190)	(9,090)
Other	(679)	(1,351)
Interest expense	(101,369)	(106,029)
Interest income	707	2,960
Interest expense, net	(100,662)	(103,069)

9. Income Taxes

	For the three months ended March 31,
($ thousands, except percentages)	2020	2019
Provision for income taxes	3,132	52,692
(Loss) income before provision for income taxes	(230,967)	133,187
Effective income tax rate (determined using an estimated annual effective tax rate)	(1.4)%	39.6%

The change in the effective income tax rate for the three months ended March 31, 2020 compared to the three months ended March 31, 2019 is primarily related to goodwill impairment with no associated tax benefit and the impact of the level of foreign exchange gains and losses incurred during these periods. The three months ended March 31, 2020 had a significant goodwill impairment and higher foreign exchange gains (subject to a low income tax rate), as compared to the same three month period in 2019.

The effective income tax rate for the three months ended March 31, 2020 of (1.4)%, differed from the expected U.K. statutory rate of 17.5% primarily due to a goodwill impairment with no associated tax benefit, foreign losses with no tax benefit, foreign rate differential, and the impact of global intangible low-taxed income tax.

The effective income tax rate for the three months ended March 31, 2019 of 39.6%, differed from the expected U.K. statutory rate of 19.0% primarily due to U.K. and foreign losses with no tax benefit, foreign rate differential, and the impact of the Tax Act.

On a quarterly basis, we evaluate the realizability of deferred income tax assets by jurisdiction and assess the need for a valuation allowance. We also considered the COVID-19 disruption in our ability to realize deferred tax assets in the future. At March 31, 2020, we believe it will be more-likely-than-not that we realize the deferred income tax assets, net of valuation allowances, recorded on the condensed consolidated balance sheet. However, should we believe that it is more-likely-than-not that the deferred income tax assets would not be realized, the tax provision would increase in the period in which we determined that the realizability was not likely. We consider the probability of future taxable income and historical profitability, among other factors, in assessing the realizability of the deferred income tax assets.

At March 31, 2020 and December 31, 2019, we had $25.1 million and $29.1 million, respectively, of reserves for uncertain tax positions.

We recognize interest and penalties related to income tax matters in income tax expense. At March 31, 2020 and December 31, 2019, $17.8 million and $21.2 million, respectively, of interest and penalties were accrued for uncertain tax positions.

10.  Commitments and Contingencies

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations. The following matters were described in Note 16 within the Company's 2019 Form 20-F.

Texas Fun 5’s Instant Ticket Game

Five lawsuits have been filed against IGT Global Solutions Corporation (f/k/a GTECH Corporation) in Texas state court arising out of the Fun 5’s instant ticket game sold by the Texas Lottery Commission ("TLC") from September 14, 2014 to October 21, 2014. Plaintiffs allege each ticket’s instruction for Game 5 provided a 5x win (five times the prize box amount) any time the "Money Bag" symbol was revealed in the "5X BOX". However, TLC awarded a 5x win only when (1) the "Money Bag" symbol was revealed and (2) three symbols in a pattern were revealed.

(a)Steele, James et al. v. GTECH Corp., filed on December 9, 2014, in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $500.0 million. GTECH Corporation’s plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that plaintiffs' sole remaining claim should be reconsidered.
(b)Nettles, Dawn v. GTECH Corp. et al., filed on January 7, 2015, in Dallas County (No. 051501559CV). Plaintiff claims damages in excess of $4.0 million. GTECH Corporation and the TLC won pleas to the jurisdiction for dismissal based on sovereign immunity. Plaintiff lost her appeal and petitioned for Texas Supreme Court review. On April 27, 2018, IGT Global Solutions Corporation petitioned for Texas Supreme Court review and the Texas Supreme Court heard arguments on December 3, 2019 in both the Nettles and Steele cases. A decision is expected by June 2020.
(c)Guerra, Esmeralda v. GTECH Corp. et al., filed on June 10, 2016, in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $0.5 million.
(d)Wiggins, Mario & Kimberly v. IGT Global Solutions Corp., filed on September 15, 2016, in Travis County (No. D1GN16004344). Plaintiffs claim damages in excess of $1.0 million.
(e)Campos, Osvaldo Guadalupe et al. v. GTECH Corp., filed on October 20, 2016, in Travis County (No. D1GN16005300). Plaintiffs claim damages in excess of $1.0 million.

We dispute the claims made in each of these cases and continue to defend against these lawsuits.

Illinois State Lottery

On February 2, 2017, putative class representatives of retailers and lottery ticket purchasers alleged the Illinois Lottery collected millions of dollars from sales of instant ticket games and wrongfully ended certain games before all top prizes had been sold. Raqqa, Inc. et al. v. Northstar Lottery Group, LLC, was filed in Illinois state court, St. Clair County (No. 17L51) against Northstar Lottery Group LLC, a consortium in which the Parent indirectly holds an 80% controlling interest. The claims include tortious interference with contract, violations of Illinois Consumer Fraud and Deceptive Practices Act, and unjust enrichment. The lawsuit was removed to the U.S. District Court for the Southern District of Illinois. On May 9, 2018, IGT Global Solutions Corporation and Scientific Games International, Inc. were added as defendants. We dispute these claims and continue to defend against the lawsuit.

11. Shareholders' Equity

Accumulated Other Comprehensive Income ("AOCI")

The following tables detail the changes in AOCI:

		Unrealized Gain (Loss) on:		AOCI
($ thousands)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2019	230,835	(8,209)	4,053	226,679	35,846	262,525
Change during period	(75,167)	2,723	(59)	(72,503)	18,246	(54,257)
Reclassified to operations (1)	—	(174)	—	(174)	—	(174)
Tax effect	—	(98)	—	(98)	—	(98)
OCI	(75,167)	2,451	(59)	(72,775)	18,246	(54,529)
Balance at March 31, 2020	155,668	(5,758)	3,994	153,904	54,092	207,996

		Unrealized Gain (Loss) on:		AOCI
($ thousands)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2018	247,362	(6,758)	993	241,597	19,940	261,537
Change during period	(24,639)	775	1,141	(22,723)	16,213	(6,510)
Reclassified to operations (1)	(46)	(186)	—	(232)	—	(232)
Tax effect	—	(82)	(3)	(85)	—	(85)
OCI	(24,685)	507	1,138	(23,040)	16,213	(6,827)
Balance at March 31, 2019	222,677	(6,251)	2,131	218,557	36,153	254,710
(1) Unrealized gain (loss) on hedges were reclassified into service revenue on the condensed consolidated statements of operations for the three months ended March 31, 2020 and 2019

12. Segment Information

The Company's operations for the periods presented here-in are classified into four principal business segments operating in three regions: North America Gaming and Interactive, North America Lottery, International, and Italy.

We monitor the operating results of our segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating income. Segment accounting policies are consistent with those of the condensed consolidated financial statements.

Corporate support expenses, which are not allocated to the segments, are principally composed of selling, general and administrative expenses and other expenses that are managed at the corporate level, including restructuring, transaction, corporate headquarters, and Board of Directors’ expenses.

Purchase accounting principally represents the depreciation and amortization of acquired tangible and intangible assets and related impairment charges in connection with acquired companies.

Segment information is as follows:

	For the three months ended March 31, 2020
($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Operating Segment Total	Corporate Support	Purchase Accounting	Total
Operating and Facilities Management Contracts	—	204,461	62,493	148,068	415,022	—	—	415,022
Lottery Management Agreements	—	(3,190)	—	—	(3,190)	—	—	(3,190)
Machine gaming	75,607	18,503	22,714	95,169	211,993	—	—	211,993
Other services	46,116	17,133	10,018	86,031	159,298	—	178	159,476
Service revenue	121,723	236,907	95,225	329,268	783,123	—	178	783,301

Lottery product	—	12,747	19,574	—	32,321	—	—	32,321
Gaming machines	29,988	—	22,699	—	52,687	—	—	52,687
Systems and other	44,071	969	26,764	82	71,886	—	—	71,886
Product sales	74,059	13,716	69,037	82	156,894	—	—	156,894
Total revenue	195,782	250,623	164,262	329,350	940,017	—	178	940,195

Operating income (loss)	26,873	44,483	28,061	85,477	184,894	(39,290)	(342,883)	(197,279)

	For the three months ended March 31, 2019
($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Operating Segment Total	Corporate Support	Purchase Accounting	Total
Operating and Facilities Management Contracts	—	208,102	69,572	203,702	481,376	—	—	481,376
Lottery Management Agreements	—	32,202	—	—	32,202	—	—	32,202
Machine gaming	99,890	25,052	30,410	153,360	308,712	—	—	308,712
Other services	55,802	16,407	16,851	79,503	168,563	—	178	168,741
Service revenue	155,692	281,763	116,833	436,565	990,853	—	178	991,031

Lottery product	—	14,006	4,406	—	18,412	—	—	18,412
Gaming machines	63,449	—	35,324	—	98,773	—	—	98,773
Systems and other	20,796	273	15,494	137	36,700	—	—	36,700
Product sales	84,245	14,279	55,224	137	153,885	—	—	153,885
Total revenue	239,937	296,042	172,057	436,702	1,144,738	—	178	1,144,916

Operating income (loss)	48,687	75,795	13,584	147,274	285,340	(58,424)	(48,764)	178,152

13. Earnings Per Share

The following table presents the computation of basic and diluted income per share of common stock:

	For the three months ended March 31,
($ and shares in thousands, except per share amounts)	2020	2019
Numerator:
Net (loss) income attributable to IGT PLC	(248,288)	40,254

Denominator:
Weighted-average shares - basic	204,435	204,300
Incremental shares under stock-based compensation plans	—	442
Weighted-average shares - diluted	204,435	204,742

Net (loss) income attributable to IGT PLC per common share - basic	(1.21)	0.20
Net (loss) income attributable to IGT PLC per common share - diluted	(1.21)	0.20

Certain stock options to purchase common shares were outstanding, but were excluded from the computation of diluted earnings per share, because the exercise price of the options was greater than the average market price of the common shares for the full period, and therefore, the effect would have been antidilutive.

During periods when we are in a net loss position, certain outstanding stock options and unvested restricted stock awards are excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

Stock options and unvested restricted stock awards totaling 1.6 million for the three months ended March 31, 2020 and 2019 were excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

Item 2.            Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Condensed Consolidated Financial Statements, including the notes thereto, included in this report, as well as "Item 5. Operating and Financial Review and Prospects" and "Item 18. Financial Statements" in the Company's 2019 Form 20-F.

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this report and in "Item 3.D. Risk Factors" and "Item 5.G. Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995" included in the Company's 2019 Form 20-F. As used in this Item 2, the terms "we," "our," "us," and the "Company" refer to International Game Technology PLC together with its consolidated subsidiaries.

Overview

The Company is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, the Company's solutions deliver gaming experiences that engage players and drive growth. The Company has a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and creates value by adhering to the highest standards of service, integrity, and responsibility. The Company's operations for the periods presented here-in are classified into four principal business segments operating in three regions: North America Gaming and Interactive, North America Lottery, International, and Italy.

Key Factors Affecting Operations and Financial Condition

Impact of COVID-19

In March 2020, an outbreak of a new strain of coronavirus, COVID-19 ("COVID-19"), was declared a pandemic by the World Health Organization and a national emergency by the U.S. Government. The pandemic has negatively affected the U.S. and global economy, disrupted global supply chains and financial markets, and resulted in significant travel restrictions, including mandated facility closures and shelter-in-place orders in numerous jurisdictions around the world. The Company is taking all prudent measures to protect the health and safety of our employees, such as practicing social distancing, performing deep cleaning in our facilities, and enabling our employees to work from home where possible.

Our business, operations, and the industries in which we operate have been significantly impacted by public and private sector policies and initiatives in Italy, the U.S., and the rest of the world to address the transmission of COVID-19, such as the imposition of travel restrictions, gaming venue closures, and the adoption of remote working.

Though our operating results for the three months ended March 31, 2020 are significantly impacted by the COVID-19 pandemic, our customers continued to receive our products and services even after jurisdictions implemented strict containment measures. Our Italy segment observed some of the earliest and most restrictive regulations given the severity of the crisis.

Subsequent to quarter end, the continued disruption to travel and the significant restrictions and limitations on businesses have negatively impacted global demand. In particular, facility closures are adversely affecting our commercial gaming customers, and their demand for the products and services of our Italy, North America Gaming and Interactive, and International businesses. These customers are shifting to cash conservation behaviors such as requesting extended payment terms, reducing capital expenditures, and requesting discounts. We continue to monitor these trends and are working closely with our customers. We are actively mitigating costs and adjusting production schedules to accommodate these declines in demand. For our lottery customers, the main channels and distributions remained largely open around the world; however, stay-at-home measures led to lower traffic at the points of sale. As a result, same store sales revenue trends vary greatly across jurisdictions.

We have also begun taking actions to preserve capital and protect the long-term needs of our businesses, including cutting discretionary spending, significantly reducing capital expenditures, cancelling 2020 salary increases and short-term incentive compensation programs, freezing non-essential hiring, and furloughing a large percentage of our employees.

The financial impact of the COVID-19 pandemic depends on future developments, which are highly uncertain. While the long-term outlook for the industry remains positive, there is significant uncertainty with respect to when a recovery will begin and the shape of the recovery. New information may emerge concerning the scope, severity, and duration of the COVID-19 pandemic, actions to contain its spread or treat its impact, and governmental, business, and individuals’ actions taken in response to the pandemic (including restrictions and limitations on travel and transportation), among others.

Impact on Business Operations and Financial Results

Our gaming businesses (North America Gaming and Interactive, Italy, and International) are significantly impacted due to the widespread temporary closures of a substantial number of gaming establishments coupled with the global economic uncertainty. Our service revenue and cash flows have been significantly affected, as they are largely driven by players’ disposable incomes and level of gaming activity, along with an impact on short-term rentals of gaming machines. As the level of play declines due to casino closures or quarantines, there is a directly correlated decline in our gaming businesses. Additionally, our product sales largely depend on our customers’ liquidity and operating results, which could significantly impact the replacement cycle and demand for products and opportunities from new or expanded markets. Further, we have granted customer concessions for a portion of the time for which such customers’ operations are impacted by closures or quarantines.

Our lottery businesses (North America Lottery, Italy, and International) are also affected as certain lottery retail establishments are temporarily closed and others experienced the general slowdown due to lower foot traffic and reduced spending by end players, resulting in a lower level of lottery ticket purchases. During the first quarter, our Italy segment was significantly impacted due to the timing of the government-imposed lockdown. During the month of April, the Italian government suspended all lottery games under the Lotto license, which represents about half our Italian lottery wagers. Games were restored in a phased reopening strategy in early May and the business is gradually improving. Our North America Lottery and International segments were impacted to a lesser extent as government lockdowns were imposed later during the quarter and varied greatly by the various governmental restrictions imposed to mitigate the spread of the virus.

The temporary closure of gaming establishments, disruptions to lottery operations, travel restrictions, cancellation of sporting events, expected lower disposable incomes of consumers and adverse impact on our casino and gaming customers’ liquidity and financial results caused by the COVID-19 pandemic, had, and continues to have, an adverse effect on our results of operations, cash flows, and financial condition into the second quarter and potentially into the second half of 2020 and beyond.

Impact on Liquidity

On May 7, 2020, the Company entered into an amendment to the Senior Facilities Agreement for the Revolving Credit Facilities due July 2024 (the "RCF Agreement"), and on May 8, 2020, the Company entered into an amendment to the Senior Facility Agreement for the Euro Term Loan Facility due January 2023 (the "TLF Agreement"). The amendments modified the RCF Agreement and the TLF Agreement by, among other things: providing a waiver of the covenants requiring the Company to maintain a minimum ratio of earnings before interest, taxes, depreciation, and amortization ("EBITDA") to net interest costs and a maximum ratio of total net debt to EBITDA from the fiscal quarter ending June 30, 2020 through the fiscal quarter ending June 30, 2021 and establishing new thresholds for these financial covenants starting with the fiscal quarter ending September 30, 2021; introducing a minimum liquidity requirement through August 31, 2021; and prohibiting the Company from making certain restricted payments (including dividends) from April 1, 2020 through June 30, 2021. Refer to "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and "Notes to the Condensed Consolidated Financial Statements (Unaudited)—8. Debt" included in "Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)" herein for further discussion of these amendments.

As of March 31, 2020, our total available liquidity was $2.2 billion, which includes $1.5 billion in cash and $0.7 billion in additional borrowing capacity on the Revolving Credit Facilities due July 2024. We continue to actively manage our daily cash flows and continue to evaluate additional measures that will reduce operating costs and conserve cash. We believe that, based on our current projections, we will have sufficient liquidity for a period of at least one year from the date of issuance of these condensed consolidated financial statements.

Critical Accounting Estimates

The Company's consolidated financial statements are prepared in conformity with United States Generally Accepted Accounting Principles ("GAAP") which require the use of estimates, judgments, and assumptions that affect the carrying amount of assets and liabilities and the amounts of income and expenses recognized. The estimates and underlying assumptions are based on information available at the date that the financial statements are prepared, on historical experience, judgments, and assumptions considered to be reasonable and realistic.

The Company periodically and continuously reviews the estimates and assumptions. Actual results for those areas requiring management judgment or estimates may differ from those recorded in the consolidated financial statements due to the occurrence of events and the uncertainties which characterize the assumptions and conditions on which the estimates are based.

The areas that require greater subjectivity of management in making estimates and judgments and where a change in such underlying assumptions could have a significant impact on the Company's consolidated financial statements are discussed in "Critical Accounting Estimates" as disclosed in "Item 5.A. Operating Results" in the Company's 2019 Form 20-F and are fully described in "Notes to the Consolidated Financial Statements—2. Summary of Significant Accounting Policies" included in "Item 18. Financial Statements" in the Company's 2019 Form 20-F.

As discussed within "Item 1. Condensed Consolidated Financial Statements (Unaudited)" herein, in the three months ending March 31, 2020, the Company determined that the expected impact of COVID-19 to the Company’s future operations indicated that it was more likely than not that an impairment loss had been incurred within certain reporting units. As a result of conditions that existed at March 31, 2020, the discount rates used in the reporting unit valuations were reassessed and range from 7.6% to 11.7%. As a result of changes to the discount rates and changes to management’s forecasted results for the International and North America Gaming and Interactive reporting units, the Company recorded non-cash goodwill impairments of $193.0 million and $103.0 million, respectively. As of March 31, 2020, the fair value of the North America Lottery and Italy reporting units exceeded their carrying value by 22.9% and 57.1%, respectively.

Results of Operations

Comparison of the three months ended March 31, 2020 and 2019

	For the three months ended
	March 31, 2020		March 31, 2019		Change
($ thousands)	$	% of Revenue	$	% of Revenue	$	%
Service revenue	783,301	83.3	991,031	86.6	(207,730)	(21.0)
Product sales	156,894	16.7	153,885	13.4	3,009	2.0
Total revenue	940,195	100.0	1,144,916	100.0	(204,721)	(17.9)

Cost of services	521,827	55.5	595,327	52.0	(73,500)	(12.3)
Cost of product sales	91,099	9.7	100,185	8.8	(9,086)	(9.1)
Selling, general and administrative	163,593	17.4	201,837	17.6	(38,244)	(18.9)
Research and development	60,737	6.5	66,118	5.8	(5,381)	(8.1)
Goodwill impairment	296,000	31.5	—	—	296,000	—
Other operating expense, net	4,218	0.4	3,297	0.3	921	27.9
Total operating expenses	1,137,474	121.0	966,764	84.4	170,710	17.7

Operating (loss) income	(197,279)	(21.0)	178,152	15.6	(375,431)	> 200.0

Interest expense, net	(100,662)	(10.7)	(103,069)	(9.0)	2,407	2.3
Foreign exchange gain, net	70,360	7.5	58,602	5.1	11,758	20.1
Other expense, net	(3,386)	(0.4)	(498)	—	(2,888)	> 200.0
Total non-operating expenses	(33,688)	(3.6)	(44,965)	(3.9)	11,277	25.1

(Loss) income before provision for income taxes	(230,967)	(24.6)	133,187	11.6	(364,154)	> 200.0

Provision for income taxes	3,132	0.3	52,692	4.6	(49,560)	(94.1)

Net (loss) income	(234,099)	(24.9)	80,495	7.0	(314,594)	> 200.0

Less: Net income attributable to non-controlling interests	14,189	1.5	40,241	3.5	(26,052)	(64.7)
Net (loss) income attributable to IGT PLC	(248,288)	(26.4)	40,254	3.5	(288,542)	> 200.0

Service revenue

	For the three months ended March 31,		Change
($ thousands)	2020	2019	$	%
North America Gaming and Interactive	121,723	155,692	(33,969)	(21.8)
North America Lottery	236,907	281,763	(44,856)	(15.9)
International	95,225	116,833	(21,608)	(18.5)
Italy	329,268	436,565	(107,297)	(24.6)
Operating Segments	783,123	990,853	(207,730)	(21.0)
Corporate Support	—	—	—	—
Purchase Accounting	178	178	—	—
	783,301	991,031	(207,730)	(21.0)

North America Gaming and Interactive segment
The following table sets forth changes in service revenue in the North America Gaming and Interactive segment for the three months ended March 31, 2020 compared to the three months ended March 31, 2019:

	For the three months ended March 31,		Change
($ thousands)	2020	2019	$	%
Machine gaming	75,607	99,890	(24,283)	(24.3)
Other services	46,116	55,802	(9,686)	(17.4)
	121,723	155,692	(33,969)	(21.8)

The principal drivers of the $34.0 million decrease in service revenue were as follows:
•A decrease of $24.3 million in Machine gaming, primarily driven by lower yields resulting from widespread casino closures in March 2020 due to COVID-19 and 4,037 fewer machines generating recurring revenue. The year-over-year reduction in these machines is partially due to long-term strategic agreements entered in the second quarter of 2019 with an Oklahoma customer, which resulted in 2,223 fewer machines, and in the first quarter of 2020 with a separate customer, which resulted in 917 fewer machines; and
•A decrease of $9.7 million in Other services, principally due to a decrease of $16.2 million in poker revenue, primarily due to a large, non-recurring multi-year poker site license contract executed in the prior year, partially offset by an increase of $4.9 million in Sports Betting and iGaming revenues.

North America Lottery segment
The following table sets forth changes in service revenue in the North America Lottery segment for the three months ended March 31, 2020 compared to the three months ended March 31, 2019:

	For the three months ended March 31,		Change
($ thousands)	2020	2019	$	%
Operating and Facilities Management Contracts	204,461	208,102	(3,641)	(1.7)
Lottery Management Agreements	(3,190)	32,202	(35,392)	(109.9)
Machine gaming	18,503	25,052	(6,549)	(26.1)
Other services	17,133	16,407	726	4.4
	236,907	281,763	(44,856)	(15.9)

The principal drivers of the $44.9 million decrease in service revenue were as follows:
•A decrease of $3.6 million in Operating and Facilities Management Contracts, principally driven by lower same store sales revenue (revenue from existing customers as opposed to new customers) of 3.0%, primarily due to 33.2% less activity from multi-state jackpots and the impact of the COVID-19 restrictions in March 2020, partially offset by a 1.6% increase in instant tickets and draw-based games;
•A decrease of $35.4 million in Lottery Management Agreements ("LMA"), primarily related to lower jackpot activity and overall lower activity due to COVID-19 resulting in the accrual of anticipated contract penalties; and
•A decrease of $6.5 million in Machine gaming revenue, primarily due to lower yields from widespread closures of video lottery terminal ("VLT”) venues in March 2020 due to COVID-19 and an 8.4% decrease in the installed base.

International segment
The following table sets forth changes in service revenue in the International segment for the three months ended March 31, 2020 compared to the three months ended March 31, 2019:

	For the three months ended March 31,		Change
($ thousands)	2020	2019	$	%
Operating and Facilities Management Contracts	62,493	69,572	(7,079)	(10.2)
Machine gaming	22,714	30,410	(7,696)	(25.3)
Other services	10,018	16,851	(6,833)	(40.5)
	95,225	116,833	(21,608)	(18.5)

The principal drivers of the $21.6 million decrease in service revenue were as follows:
•A decrease of $7.1 million in Operating and Facilities Management Contracts, principally due to a 4.6% decrease in same store sales revenue resulting from the impact of the COVID-19 restrictions in March 2020, and unfavorable foreign currency translation of $2.1 million;
•A decrease of $7.7 million in Machine gaming revenue, primarily due to lower yields from widespread casino closures in March 2020 due to COVID-19, 2.1% fewer installed base units, and unfavorable foreign currency translation of $1.5 million; and
•A decrease of $6.8 million in Other services, primarily related to a decrease in commercial services revenue due to the sale of the Poland commercial services business in 2019 and unfavorable foreign currency translation of $1.5 million.

Italy segment
The following table sets forth changes in service revenue in the Italy segment for the three months ended March 31, 2020 compared to the three months ended March 31, 2019:

	For the three months ended March 31,		Change
($ thousands)	2020	2019	$	%
Operating and Facilities Management Contracts	148,068	203,702	(55,634)	(27.3)
Machine gaming	95,169	153,360	(58,191)	(37.9)
Other services	86,031	79,503	6,528	8.2
	329,268	436,565	(107,297)	(24.6)

Operating and Facilities Management Contracts - Lotto
Lotto revenue decreased by $32.4 million principally due to a 23.0% decrease in 10eLotto wagers, a 16.2% decrease in core wagers, and unfavorable foreign currency translation of $3.4 million. Wagers were significantly impacted by mobility restrictions in March 2020 due to COVID-19.

Total wagers for the three months ended March 31, 2020 and 2019 are as follows:

	For the three months ended March 31,		Change
(€ millions)	2020	2019	€	%
10eLotto wagers	1,189	1,544	(355)	(23.0)
Core wagers	420	501	(81)	(16.2)
Million Day	44	50	(6)	(12.0)
Wagers for Late Numbers	61	47	14	29.8
Total wagers	1,714	2,142	(428)	(20.0)

Operating and Facilities Management Contracts - Instant tickets
Instant tickets revenue decreased by $23.2 million principally due to the impact of the COVID-19 mobility restrictions in March 2020 and unfavorable foreign currency translation of $2.2 million.

Total wagers for the three months ended March 31, 2020 and 2019 are as follows:

	For the three months ended March 31,		Change
(€ millions)	2020	2019	€	%
Total wagers	1,908	2,386	(478)	(20.0)

Machine gaming
Machine gaming decreased by $58.2 million primarily driven by gaming hall and other venues limiting hours starting March 8, 2020 and complete closures starting March 12, 2020, lower wagers prior to the closures due to the introduction of age verification readers and higher taxation on winnings, and unfavorable foreign currency translation of $3.6 million.

Total wagers for the three months ended March 31, 2020 and 2019 are as follows:

	For the three months ended March 31,		Change
(€ millions)	2020	2019	€	%
VLT wagers	745	1,503	(758)	(50.4)
AWP wagers	686	939	(253)	(26.9)
Total wagers	1,431	2,442	(1,011)	(41.4)

Other services
Other services increased by $6.5 million primarily driven by:
•An increase of $11.9 million in commercial services, primarily related to an increase in point of sale ("POS") fees as a result of a new service offering, partially offset by unfavorable foreign currency translation of $1.8 million; and
•A decrease of $5.4 million in sports betting due to a 22.0% decrease in sports betting wagers (€213.5 million for the three months ended March 31, 2020 compared to €274.0 million to the three months ended March 31, 2019) resulting from the impact of the COVID-19 restrictions in March 2020 and cancellation of sporting events, and $1.3 million of unfavorable foreign currency translation.

Product sales

	For the three months ended March 31,		Change
($ thousands)	2020	2019	$	%
North America Gaming and Interactive	74,059	84,245	(10,186)	(12.1)
North America Lottery	13,716	14,279	(563)	(3.9)
International	69,037	55,224	13,813	25.0
Italy	82	137	(55)	(40.1)
Operating Segments	156,894	153,885	3,009	2.0
Corporate Support	—	—	—	—
Purchase Accounting	—	—	—	—
	156,894	153,885	3,009	2.0

North America Gaming and Interactive segment
The following table sets forth changes in product sales in the North America Gaming and Interactive segment for the three months ended March 31, 2020 compared to the three months ended March 31, 2019:

	For the three months ended March 31,		Change
($ thousands)	2020	2019	$	%
Gaming machines	29,988	63,449	(33,461)	(52.7)
Systems and other	44,071	20,796	23,275	111.9
	74,059	84,245	(10,186)	(12.1)

The principal drivers of the $10.2 million decrease in product sales were as follows:
•A decrease of $33.5 million in Gaming machines, principally associated with 1,954 fewer machines sold during the current period (a 49% decrease) driven primarily by large new and expansion sales in Massachusetts in the prior year and lower demand due to COVID-19 casino closures in March 2020; and
•An increase of $23.3 million in Systems and other, primarily driven by a large multi-year strategic lease and service agreement.

North America Lottery segment

The following table sets forth changes in product sales in the North America Lottery segment for the three months ended March 31, 2020 compared to the three months ended March 31, 2019:

	For the three months ended March 31,		Change
($ thousands)	2020	2019	$	%
Lottery product	12,747	14,006	(1,259)	(9.0)
Systems and other	969	273	696	> 200.0
	13,716	14,279	(563)	(3.9)

The principal driver of the $0.6 million decrease in product sales was a $1.3 million decrease in Lottery product, primarily related to a decrease in instant ticket printing sales in the current period.

International segment

The following table sets forth changes in product sales in the International segment for the three months ended March 31, 2020 compared to the three months ended March 31, 2019:

	For the three months ended March 31,		Change
($ thousands)	2020	2019	$	%
Lottery product	19,574	4,406	15,168	> 200.0
Gaming machines	22,699	35,324	(12,625)	(35.7)
Systems and other	26,764	15,494	11,270	72.7
	69,037	55,224	13,813	25.0

The principal drivers of the $13.8 million increase in product sales were as follows:
•An increase of $15.2 million in Lottery product, primarily related to a software license to a customer in Europe;
•A decrease of $12.6 million in Gaming machines, primarily driven by a 46.1% reduction in commercial gaming units sold due in part to lower demand caused by COVID-19 casino closures in March 2020, and $0.6 million of unfavorable foreign currency translation; and
•An increase of $11.3 million in Systems and other, principally due to an increase in AWP component sales in Europe partially offset by $0.8 million of unfavorable foreign currency translation.

Operating expenses

	For the three months ended March 31,		Change
($ thousands)	2020	2019	$	%
Cost of services	521,827	595,327	(73,500)	(12.3)
Cost of product sales	91,099	100,185	(9,086)	(9.1)
Selling, general and administrative	163,593	201,837	(38,244)	(18.9)
Research and development	60,737	66,118	(5,381)	(8.1)
Goodwill impairment	296,000	—	296,000	—
Other operating expense, net	4,218	3,297	921	27.9
Total operating expenses	1,137,474	966,764	170,710	17.7

Information on the material changes in operating expenses are as follows:
Cost of services
Cost of services decreased $73.5 million for the three months ended March 31, 2020 compared to the three months ended March 31, 2019, principally due to:
•An $11.6 million decrease in the North America Gaming and Interactive segment, primarily related to:
◦A $7.4 million decrease in licensing and royalty fees, principally due to a first quarter 2019 poker license sale; and
◦A $2.8 million decrease in depreciation and amortization;
•A $6.4 million decrease in the North America Lottery segment, primarily related to:
◦A $2.7 million decrease in consumables expense driven by lower sales year over year; and
◦A $2.6 million decrease in variable incentive compensation.
•A $13.4 million decrease in the International segment, primarily related to:
◦A $4.7 million decrease due to a prior year lottery contract settlement;
◦A $4.2 million decrease due to the sale of the Poland commercial services business in 2019; and
◦Favorable impact of foreign currency translation of $2.5 million
•A $40.3 million decrease in the Italy segment, primarily related to:
◦A $19.7 million decrease in POS fees, primarily related to a decrease in VLT and AWP POS fees, partially offset by an increase in commercial services POS fees;
◦A $6.1 million decrease in POS consumables, marketing, and advertising, primarily related to lower sales volume and timing of 2020 marketing and advertising initiatives;
◦A $4.4 million decrease in outside services; and
◦Favorable impact of foreign currency translation of $7.8 million.

Cost of product sales
Cost of product sales decreased $9.1 million for the three months ended March 31, 2020 compared to the three months ended March 31, 2019, principally due to:
•A $7.3 million decrease in the North America Gaming and Interactive segment, primarily related to the $10.2 million decrease in product sales during the three months ended March 31, 2020; and
•A $2.5 million decrease in the International segment, primarily related to the $12.6 million decrease in commercial gaming units sold and $1.1 million of favorable foreign currency translation, partially offset by increased sales of AWP components in Europe.

Selling, general and administrative
Selling, general and administrative expense decreased $38.2 million for the three months ended March 31, 2020 compared to the three months ended March 31, 2019, principally due to:
•A $28.4 million decrease impacting all segments in short-term and long-term incentive compensation, primarily related to a $17.5 million reduction in expense related to restricted stock due to performance share unit awards no longer expected to achieve their financial targets and $12.5 million less expense due to the COVID-19 induced cancellation of the 2020 short-term incentive plan;
•A $2.4 million decrease within the International segment primarily related to a $3.4 million decrease in bad debt expense;
•A $4.5 million reduction in non-deductible value-added tax ("VAT") within the Italy segment driven by the implementation of the Italy VAT group effective from January 1, 2020;
•A $4.0 million reduction in outside services primarily related to reductions in legal costs within the North America Gaming and Interactive segment and Corporate, partially offset by a $2.5 million increase within the Italy segment; and
•Favorable foreign currency translation of $3.4 million.

Research and development
Research and development expense decreased $5.4 million for the three months ended March 31, 2020 compared to the three months ended March 31, 2019, principally due to a $7.5 million decrease in short-term and long-term incentive compensation, a $2.7 million reduction in outside services, and favorable foreign currency translation of $2.0 million.

Goodwill impairment
During the first quarter of 2020, we determined there was an interim goodwill impairment triggering event caused by the COVID-19 outbreak. Based principally on management’s financial projections, which included the estimated impact of COVID-19, we recorded a $193.0 million and $103.0 million non-cash impairment loss within the International and North America Gaming and Interactive reporting units, respectively, to reduce the carrying amount of these reporting units to fair value.

Other operating expense, net

Other operating expense increased by $0.9 million primarily related to costs associated with new restructuring programs.

Operating (loss) income

	For the three months ended March 31,		Change
($ thousands)	2020	2019	$	%
North America Gaming and Interactive	26,873	48,687	(21,814)	(44.8)
North America Lottery	44,483	75,795	(31,312)	(41.3)
International	28,061	13,584	14,477	106.6
Italy	85,477	147,274	(61,797)	(42.0)
Operating Segments	184,894	285,340	(100,446)	(35.2)
Corporate Support	(39,290)	(58,424)	19,134	32.8
Purchase Accounting	(342,883)	(48,764)	(294,119)	> 200.0
	(197,279)	178,152	(375,431)	> 200.0

Operating margin for each of the Company's operating segments is as follows:

	For the three months ended March 31,
	2020	2019
North America Gaming and Interactive	13.7%	20.3%
North America Lottery	17.7%	25.6%
International	17.1%	7.9%
Italy	26.0%	33.7%

North America Gaming and Interactive segment
Segment operating margin decreased from 20.3% for the three months ended March 31, 2019 to 13.7% for the three months ended March 31, 2020, principally due to the service revenue impact of casino closures, partly offset by the benefit from initial actions to reduce operating costs.

North America Lottery segment
Segment operating margin decreased from 25.6% for the three months ended March 31, 2019 to 17.7% for the three months ended March 31, 2020, principally due to the accrual of anticipated LMA contract penalties and the COVID-19 induced closure of VLT venues, partly offset by modest benefits from initial actions to reduce operating costs.

International segment
Segment operating margin increased from 7.9% for the three months ended March 31, 2019 to 17.1% for the three months ended March 31, 2020, principally due to a high-margin software license, a prior year lottery contract settlement, lower bad debt expense, and benefits from initial actions to reduce operating costs.

Italy segment
Segment operating margin decreased from 33.7% for the three months ended March 31, 2019 to 26.0% for the three months ended March 31, 2020, principally due to the impact of COVID-19 restrictions on players, partly offset by modest benefits from initial actions to reduce operating costs.

Non-operating expenses

Interest expense, net
Interest expense, net for the three months ended March 31, 2020 decreased by $2.4 million compared to the three months ended March 31, 2019, as detailed in the table below:

	For the three months ended March 31,		Change
($ thousands)	2020	2019	$	%
Senior Secured Notes	(88,124)	(86,101)	2,023	2.3
Term Loan Facilities	(7,376)	(9,487)	(2,111)	(22.3)
Revolving Credit Facilities	(5,190)	(9,090)	(3,900)	(42.9)
Other	(679)	(1,351)	(672)	(49.7)
Interest expense	(101,369)	(106,029)	(4,660)	(4.4)
Interest income	707	2,960	2,253	76.1
Interest expense, net	(100,662)	(103,069)	(2,407)	(2.3)

Foreign exchange gain, net

The Company recorded foreign exchange gains, net of $70.4 million and foreign exchange gains, net of $58.6 million for the three months ended March 31, 2020 and 2019, respectively, principally due to non-cash foreign exchange gains on euro denominated debt.

Provision for income taxes

	For the three months ended March 31,
($ thousands, except percentages)	2020	2019
Provision for income taxes	3,132	52,692
(Loss) income before provision for income taxes	(230,967)	133,187
Effective income tax rate (determined using an estimated annual effective tax rate)	(1.4)%	39.6%

The change in the effective income tax rate for the three months ended March 31, 2020 compared to the three months ended March 31, 2019 is primarily related to goodwill impairment with no associated tax benefit and the impact of the level of foreign exchange gains and losses incurred during these periods. The three months ended March 31, 2020 had a significant goodwill impairment and higher foreign exchange gains (subject to a low income tax rate), as compared to the same three month period in 2019.

Liquidity and Capital Resources

The Company's business is capital intensive and requires liquidity to meet its obligations and fund growth. Historically, the Company's primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities due July 2024. In addition to general working capital and operational needs, the Company's liquidity requirements arise primarily from its need to meet debt service requirements and to fund capital expenditures and upfront license fee payments. The Company also requires liquidity to fund any acquisitions and associated costs. The Company's cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity requirements; however, the impact on liquidity arising from COVID-19 has necessitated the Company to implement robust business continuity plans with cost reduction and capital spending avoidance initiatives.

The Company believes its ability to generate cash from operations to reinvest in its business, primarily due to the long-term nature of its contracts, is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations and working capital requirements in the ordinary course of business for at least the next 12 months from the date of issuance of these condensed consolidated financial statements.

The cash management, funding of operations, and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

The Company's total available liquidity was as follows:

($ thousands)	March 31, 2020	December 31, 2019
Revolving Credit Facilities due July 2024	743,164	1,752,125
Cash and cash equivalents	1,457,524	662,934
Total Liquidity	2,200,688	2,415,059

The Revolving Credit Facilities due July 2024 are subject to customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company's liquidity or capital resources. At March 31, 2020 and December 31, 2019, the Company was in compliance with the covenants.

On May 7, 2020, the Company entered into an amendment to the Senior Facilities Agreement for the Revolving Credit Facilities due July 2024 (the "RCF Agreement"), and on May 8, 2020, the Company entered into an amendment to the Senior Facility Agreement for the Euro Term Loan Facility due January 2023 (the "TLF Agreement").

The amendments modified the RCF Agreement and the TLF Agreement by, among other things:
•Providing a waiver of the covenants requiring the Company to maintain a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA from the fiscal quarter ending June 30, 2020 through the fiscal quarter ending June 30, 2021, and establishing new thresholds for these financial covenants starting with the fiscal quarter ending September 30, 2021 as described in the amendments;
•Providing that for the period commencing on January 30, 2020 and expiring on August 31, 2021 (the "Relief Period Expiration Date"), a material adverse effect arising from the COVID-19 pandemic shall not constitute a material adverse effect under the agreements and any cessation or suspension of business arising from the COVID-19 pandemic shall not constitute an event of default under the agreements;
•Providing that the obligation to grant security over additional collateral be waived provided that the public debt ratings of the Company are not less than BB- or Ba3;
•Obligating the Company to maintain "Liquidity" (as defined in the amendments) of at least $500 million for the period commencing on the date of the amendments and expiring on the Relief Period Expiration Date (the "Relief Period"), with such financial covenant being tested quarterly or, if any monthly trading update or quarterly compliance certificate evidences that Liquidity is less than $750 million, monthly;
•Increasing the margin from 2.75% to 3.25% if the public debt ratings of the Company are B+ or B1 (or lower);
•Prohibiting restricted payments (including dividends and ordinary share repurchases) during the period commencing on April 1, 2020 and expiring on June 30, 2021, and permitting restricted payments during the period commencing on July 1,

2021 and expiring on the maturity date of the respective agreements provided that the ratio of total net debt to EBITDA as adjusted to reflect the restricted payment is less than specified thresholds; and
•Decreasing the maximum annual amount that the Company can spend on acquisitions during the Relief Period to $100 million.

In addition, the amendment to the RCF Agreement provided that the margin applicable to all loans under the RCF Agreement outstanding as of April 11, 2020 was increased to 2.475%, and the amendment to the TLF Agreement provided that the margin applicable to all loans under the TLF Agreement outstanding as of April 11, 2020 was increased to 2.50%.

Refer to "Notes to the Condensed Consolidated Financial Statements (Unaudited)—8. Debt" included in "Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)" herein for further discussion of these amendments as well as information regarding the Company's other debt obligations, including the maturity profile of borrowings and committed borrowing facilities.

At March 31, 2020 and December 31, 2019, approximately 35% and 24% of the Company's net debt portfolio was exposed to interest rate fluctuations, respectively. The Company's exposure to floating rates of interest primarily relates to the Euro Term Loan Facility due January 2023 and Revolving Credit Facilities due 2024. At March 31, 2020 and December 31, 2019, the Company held $625.0 million (notional amount) in interest rate swaps that effectively convert $625.0 million of the 6.250% Senior Secured U.S. Dollar Notes due February 2022 from fixed interest rate debt to variable rate debt.

The following table summarizes the Company's cash balances by currency:

	March 31, 2020		December 31, 2019
($ thousands)	$	%	$	%
Euros	866,434	59.4	399,042	60.2
U.S. dollars	513,133	35.2	170,771	25.8
Other currencies	77,957	5.3	93,121	14.0
Total Cash	1,457,524	100.0	662,934	100.0

The Company holds insignificant amounts of cash in countries where there may be restrictions on transfer due to regulatory or governmental bodies. Based on the Company's review of such transfer restrictions and the cash balances held in such countries, it does not believe such transfer restrictions have an adverse impact on its ability to meet liquidity requirements for the three months ended March 31, 2020 and 2019.

We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $536.7 million and $2,627.3 million during the quarter ended March 31, 2020 and year ended December 31, 2019, respectively, under these factoring arrangements, which reduced trade receivables. The cash received from these arrangements is reflected as cash provided by operating activities in the condensed consolidated statements of cash flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored trade receivables, which we then remit to the financial institutions. At March 31, 2020 and December 31, 2019, we had $93.7 million and $49.8 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in our condensed consolidated balance sheets. The net cash flows relating to these collections are reported as financing activities in the condensed consolidated statements of cash flows.

Cash Flow Summary
The following table summarizes the statements of cash flows. A complete statement of cash flows is provided in the Condensed Consolidated Financial Statements included herein.

	For the three months ended March 31,		Change
($ thousands)	2020	2019	$	%
Net cash provided by operating activities	157,268	146,614	10,654	7.3
Net cash used in investing activities	(83,039)	(115,089)	32,050	27.8
Net cash provided by financing activities	659,524	9,099	650,425	> 200.0
Net cash flows	733,753	40,624	693,129	> 200.0

Analysis of Cash Flows

Net Cash Provided By Operating Activities

	For the three months ended March 31,
($ thousands)	2020	2019	$ Change
Net (loss) income	(234,099)	80,495	(314,594)
Adjustments to reconcile net (loss) income to cash flows from operations	435,365	190,667	244,698
Changes in operating assets and liabilities, excluding the effects of acquisitions	(20,784)	(124,815)	104,031
Changes in deferred income taxes	(23,214)	267	(23,481)
	157,268	146,614	10,654

During the three months ended March 31, 2020, the Company generated $157.3 million of net cash flows from operating activities, an increase of $10.7 million compared to the three months ended March 31, 2019. This increase was principally driven by the change in operating assets and liabilities, driven primarily by strong receivable collections on the fourth quarter 2019 sales and lower sales in the first quarter 2020.

Net Cash Used In Investing Activities
During the three months ended March 31, 2020 and 2019, net cash flows used in investing activities were $83.0 million and $115.1 million, respectively. Net cash used in investing activities decreased primarily due to lower capital expenditures, higher proceeds from the sale of systems equipment and other assets, and proceeds of $10.8 million from the settlement of a cross currency swap.

Net Cash Provided by Financing Activities
During the three months ended March 31, 2020 and 2019, net cash flows provided by financing activities were $659.5 million and $9.1 million, respectively.

Financing activities for the three months ended March 31, 2020
•The Company received proceeds of $1,097.6 million from debt, primarily related to:
◦$987.7 million from the Revolving Credit Facilities due July 2024; and
◦$109.9 million from short-term borrowings
•Net receipts of $50.6 million, primarily related to financial liabilities in our Italy segment;
•Principal payments of $432.0 million on the Euro Term Loan Facility due January 2023;
•Dividends paid to shareholders and non-controlling interests of $40.9 million and $15.6 million, respectively.

Financing activities for the three months ended March 31, 2019
•The Company received proceeds of $68.9 million from debt, primarily related to:
◦$35.7 million from the Revolving Credit Facilities due July 2024; and
◦$33.2 million from short-term borrowings.
•Net payments of $44.7 million, primarily related to financial liabilities in our Italy segment; and
•Dividends paid to non-controlling shareholders of $13.4 million.

Off-Balance Sheet Arrangements

At March 31, 2020, we did not have any significant changes to off-balance sheet arrangements.

Dividends

Dividends of $40.9 million were paid to shareholders during the three months ended March 31, 2020. As part of the amendments to the Revolving Credit Facilities due July 2024 and its €1.5 billion term loan facility, the Company agreed to prohibit restricted payments (including dividends and ordinary share repurchases) during the period commencing on April 1, 2020 and expiring on June 30, 2021, and permitting restricted payments during the period commencing on July 1, 2021 and expiring on the maturity date of the respective agreements provided that the ratio of total net debt to EBITDA as adjusted to reflect the restricted payment is less than specified thresholds.

Historical payment of dividends is not an indication that dividends will be paid on any future date after June 30, 2021. The Company has not implemented a formal policy on dividend distributions, and any future dividend payment is subject to Board approval.

Contractual Obligations

There have been no material changes to our contractual obligations disclosed under "Item 5.F. Tabular Disclosure of Contractual Obligations" to our 2019 Form 20-F, except as disclosed in Note 8, Debt, to the condensed consolidated financial statements herein.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes to the disclosure under "Part I, Item 11. Quantitative and Qualitative Disclosures about Market Risk" included in our 2019 Form 20-F.

Item 4.   Controls and Procedures

There were no changes in our internal control over financial reporting during the three months ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II.  OTHER INFORMATION

Item 1. Legal Proceedings

Please see Note 10, Commitments and Contingencies—Legal Proceedings hereto.
Item 1A. Risk Factors

Other than as set forth below, there have been no material new risk factors or material changes to the existing risk factors set forth in "Part I, Item 3.D. Risk Factors", to the Company's 2019 Form 20-F.

The outbreak of the novel coronavirus COVID-19 ("COVID-19") has had and will likely continue to have an adverse effect on our business, operations, financial condition and operating results

In January 2020, an outbreak of a new strain of coronavirus, COVID-19, was identified and has spread around the world, including in our core markets of the United States and Italy. The World Health Organization declared the outbreak to be a pandemic on March 11, 2020. Currently, there is no vaccine for COVID-19 and there can be no assurance that an effective vaccine will be developed or specific treatments approved to contain the spread of the disease. The global spread of COVID-19 has been, and continues to be, complex and rapidly evolving, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, restrictions on various activities or other actions to combat its spread, such as restrictions and bans on travel or transportation, stay-at-home directives, limitations on the size of gatherings, closures of work facilities, schools, public buildings and businesses, cancellation of events, including sporting events, concerts, conferences and meetings, and quarantines and lock-downs. The pandemic and its consequences, including the closure of almost all casinos and gaming halls globally, have dramatically reduced demand for gaming products and services, which has had a negative impact on all aspects of our business, including our results for the three months ended March 31, 2020 and which we expect to more significantly impact results for the quarter ending June 30, 2020 and thereafter as a result of the increased geographic spread of the pandemic. Furthermore, our suppliers may experience adverse effects of the pandemic, including but not limited to bankruptcy or insolvency, which could impact our supply chain and our ability to operate at the same level as prior to the COVID-19 crisis.

The current, and uncertain future, impact of the COVID-19 outbreak is expected to continue to impact our results, operations, outlooks, plans, goals, growth, reputation, cash flows, and liquidity.

The COVID-19 pandemic, and other similar health epidemics, contagious outbreaks, and public perception thereof, may affect consumer spending and behavior, and the operations of our customers

The COVID-19 pandemic, and public perception thereof, has contributed to consumer unease and decreased discretionary spending and consumer travel, which have had, and will continue to have, a negative effect on us. Other future health epidemics or contagious disease outbreaks could do the same. We cannot predict the ultimate effects that the outbreak of COVID-19, any resulting unfavorable social, political, and economic conditions and decrease in discretionary spending or travel would have on us, as they would be expected to impact our customers, suppliers, and business partners in varied ways in different communities. In our lottery, machine gaming, and digital businesses, our revenue is largely driven by players’ disposable incomes and level of gaming activity and lottery purchases. The recent outbreak of COVID-19 has led to economic and financial uncertainty for many consumers and has reduced, and may continue to reduce, the disposable incomes of players across all of our business units. Further, the COVID-19 pandemic, and the perception of risk of infection may affect consumer behavior as people may feel uncomfortable traveling or being in crowded environments such as casinos and gaming halls while the virus remains a threat. This may result in fewer patrons visiting casinos and gaming halls and fewer players purchasing lottery and sports betting products, and lower amounts spent per casino visit or lottery purchase, or reduced spend on sports betting and other online gambling activities, which may negatively impact the results of operations, cash flows, and financial condition of our casino customers, their ability to purchase or lease our products and services and therefore our machine gaming business revenue, revenues to lotteries and, therefore, our lottery business revenue, and revenues to our online casino and sports book partners and, therefore, our sports betting and digital business revenue.

The outbreak of COVID-19 and the resulting unfavorable economic conditions have also impacted and could continue to impact, the ability of our customers to make timely payments to us. These unfavorable conditions have caused, and could continue to or may cause, some of our customers to close casinos, gaming halls and/or lottery operations, decrease spending on marketing of or purchases of lottery products or declare bankruptcy, which would adversely affect our business. The recent outbreak also resulted in significant volatility in both the credit and equity markets, potentially leading to an economic downturn. The difficulty or inability of our customers to generate or obtain adequate levels of capital to finance their ongoing operations may reduce their ability to purchase our products and services. In our lottery business, difficult economic conditions may contribute to reductions in spending on marketing by our customers and, in certain instances, less favorable terms under our contracts, as many of our customers face budget shortfalls and seek to cut costs. In our sports betting business, the suspension or cancellation of the majority of sporting events which has and could continue to negatively impact the financial condition of our sports book customers, their ability to purchase development and other services, their risk of payment default, or their spending levels as they seek to reduce costs, each of which could negatively impact our sports betting business revenue.

We may be adversely impacted by slow growth or declines in the replacement of gaming machines and by the slow growth of new gaming jurisdictions or slow addition of casinos and gaming halls in existing jurisdictions

Demand for our machine gaming products and services is driven by the replacement of existing gaming machines in existing casinos and gaming halls, the establishment of new jurisdictions, the opening of additional casinos and gaming halls in existing jurisdictions, and the expansion of existing casinos and gaming halls. Slow growth or declines in the replacement cycle of gaming machines have reduced and will continue to reduce the demand for our products and negatively impact our results of operations, cash flows, and financial condition. In the first three months of 2020, our machine gaming revenue was adversely affected by casino closures and fewer casino openings and expansions.

The opening of new casinos and gaming halls, expansion of existing casinos and gaming halls, and replacement of existing gaming machines in existing casinos and gaming halls fluctuate with demand, economic conditions, regulatory approvals, and the availability of financing and have been negatively affected by the recent COVID-19 pandemic. In addition, the expansion of gaming into new jurisdictions can be a protracted process. Any of these factors could delay, restrict, or prohibit the expansion of our business and negatively impact our results of operations, cash flows, and financial condition.

We may incur additional impairment charges

We review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. We test goodwill and other indefinite-lived intangible assets for impairment at least annually. Factors that may indicate a change in circumstances, such that the carrying value of our goodwill, amortizable intangible assets, or other non-amortizing assets may not be recoverable, include a decline in our stock price and market capitalization, reduced future cash flow estimates, and slower growth rates in industry segments in which we participate. We may be required to record a significant charge in our consolidated financial statements during the period in which any impairment of our goodwill or intangible assets is determined, which would negatively affect our results of operations. In light of the COVID-19 pandemic and the resulting unfavorable social, political, economic, and financial conditions, we performed an interim goodwill impairment assessment, which resulted in a $296.0 million goodwill impairment charge reducing the value of our International and North America Gaming and Interactive segments. While no goodwill impairments were identified for our North America Lottery and Italy segments, we cannot provide assurance that future changes will not require additional material impairment charges in any of our business segments in the future. For more information on the assessment and the goodwill impairment charge, see “Critical Accounting Estimates” in Item 2. “Management's Discussion and Analysis of Financial Condition and Results of Operations” and "Notes to the Condensed Consolidated Financial Statements (Unaudited)—7. Goodwill" included in "Item 1. Condensed Consolidated Financial Statements (Unaudited)".

Decreased gaming activity resulting from the COVID-19 pandemic could negatively impact our ability to remain in compliance with our financial covenants, which, unless a waiver or other accommodation is obtained would raise substantial doubt about our ability to continue as a going concern

As noted above, due to the COVID-19 pandemic, most casinos and gaming halls throughout the globe have closed, and there is uncertainty as to when they will reopen. The closure of casinos and gaming halls has significantly disrupted our ability to generate revenues. In order to remain in compliance with our debt covenants and meet our payment obligations, on May 7, 2020, we entered into an agreement to amend our Senior Revolving Credit Facilities Agreement (the “RCF Amendment”) and on May 8, 2020, we entered into an agreement to amend our Senior Term Loan Facility Agreement (the “TLF Amendment, and together with the RCF Amendment, the “Amendments”) to provide temporary relief from our financial covenants. The Amendments, among other things, provide a waiver for our obligation to maintain a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA from the fiscal quarter ending June 30, 2020 through the fiscal quarter ending June 30, 2021. During the period beginning on the date of the Amendments and ending on August 31, 2021, the Company will be subject to a minimum liquidity covenant that requires the Company to maintain liquidity of at least $500 million. However, we have no control over and cannot predict the length of the closure of casinos and gaming halls due to the COVID-19 pandemic. If we are unable to generate machine gaming and other revenue due to closures of casinos and gaming halls or experience significant declines in business upon reopening, this would negatively impact our ability to remain in compliance with our financial covenants and meet our payment obligations even after the Amendments. If we are unable to meet our financial covenants or in the event some other event of default arises, our lenders could exercise certain remedies, including declaring the principal of and accrued interest on all outstanding indebtedness due and payable and terminating all remaining commitments and obligations. Although the lenders under our Senior Revolving Credit Facilities Agreement and Senior Term Loan Facility Agreement could waive the defaults or forebear the exercise of remedies, they would not be obligated to do so. Such default may also result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. Failure to obtain such a waiver in the future would have a material adverse effect on our liquidity, financial condition, and results of operations.

We may face decreased work efficiency due to measures taken to reduce the impact of the COVID-19 pandemic

The outbreak of COVID-19 has caused, and may continue to cause us and certain of our suppliers, to implement temporary measures mandating employees to work from home and collaborate remotely where possible. We have taken measures to monitor and reduce the impact of the outbreak, including establishing a cross-functional global crisis management team, protocols for responding when employees are infected, and enhanced cleaning procedures at all sites, but we cannot assure these will be sufficient to mitigate the risks faced by our and our partners’ work forces. We have also taken measures to reduce operating costs and ensure liquidity given the uncertain impact of COVID-19 on revenue, deferred all non-critical capital expenditures, have implemented a number of employee-related actions, and may in the future implement further actions. However, we may still experience lower work efficiency and productivity, which may adversely affect our service quality, and our business operations could be disrupted if any of our employees is suspected of infection, since this may cause our employees to be quarantined and/or our offices to be temporarily shut down. We will continue to incur costs for our operations, and our revenues during this period are difficult to predict. As a result of any of the above developments, our business, results of operations, cash flows, and financial condition have been and will be adversely affected by the COVID-19 outbreak. The extent to which this outbreak impacts our results of operations, cash flows, and financial condition will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity and duration of this outbreak and the actions taken by governmental authorities and us to contain it or treat its impact.

The COVID-19 pandemic may affect our ability to recruit and retain employees

As a result of the continued uncertainty regarding the duration and severity of the COVID-19 pandemic, we have taken steps to reduce operating costs and improve efficiencies, including furloughing a substantial number of employees and introducing temporary cuts to salary. Such steps, and further changes we may make in the future to reduce costs, may negatively impact our ability to recruit and retain employees. For example, if our furloughed employees do not return to work with us when the COVID-19 pandemic subsides, including because they find new employment during the furlough, we may experience operational challenges that may impact our ability to resume operations in full.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GAME TECHNOLOGY PLC

/s/ MASSIMILIANO CHIARA
Name: Massimiliano Chiara
Title: Chief Financial Officer

Dated: June 8, 2020